Exhibit 99.1

EVIATION AIRCRAFT LTD.

1 Ha'Ofeh Street, Kadima-Tzoran 6092000, P.O. Box 5062, Israel

NOTICE OF AN ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

To be Held on December 11, 2017

Notice is hereby given that an Annual General Meeting of the Shareholders of Eviation Aircraft Ltd. (the "Company") will be held on Monday, December 11, 2017, at 4:00 p.m. Israel time, at the Company's offices at 1 Ha'Ofe Street, Kadima-Tzoran, 6092000, Israel  (the "Meeting"), for the following purposes:

1.	To approve and adopt an amendment and restatement of the Company's Articles of Association (the "Articles").

2.	To approve a grant of options to Mr. Eyal Rosner, a member of the Board of Directors of the Company (the "Board").

3.	To approve and ratify the Company's purchase of a directors' and officers' insurance policy.

4.
To approve the appointment of Somekh Chaikin (a member of KPMG International) as the independent registered public accountants of the Company for the 2017 fiscal year and until the next annual general meeting of the shareholders of the Company.

5.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2016.

The Board has fixed the close of business on November 2, 2017 as the record date for determining the holders of record of ordinary shares of the Company, no par value per share ("Ordinary Shares") entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposals 1 and 4 are ordinary resolutions, which require the affirmative vote of holders of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposals 2 and 3 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

"Controlling" means the ability to direct the acts of the Company.  Any person holding twenty-five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A "personal interest" is defined as: a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to a certain proposal where such indication is required, then the vote on the applicable item shall not be counted.

The review of the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2016 described in Item 5 does not involve a vote of our shareholders.

Further details about these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the Meeting for review at the Company's offices during regular business hours.

The Board believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company's Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 40 of the Articles, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders' register.

Position Statements. Shareholders may send the Company position statements on an agenda item in English, no later than December 1, 2017.

By Order of the Board,

Aviv Tzidon

Chairman of the Board

October 26, 2017

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

- ii -

EVIATION AIRCRAFT LTD.

1 Ha'Ofeh Street, Kadima-Tzoran 6092000, P.O. Box 5062, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

To be Held on December 11, 2017

The enclosed proxy is being solicited by the Board Of Directors (the "Board") of Eviation Aircraft Ltd. (the "Company," "we," "our," "us") for use at our annual general meeting of shareholders (the "Meeting") to be held at the Company's Offices at 1 Ha'Ofe Street, Kadima-Tzoran, 6092000, Israel, on Monday, December 11, 2017, at 4:00 p.m. (Israel time), or at any adjournment thereof.

At the Meeting, the shareholders of the Company are being asked to consider and adopt:

1.	To approve and adopt an amendment and restatement of the Company's Articles of Association (the "Articles").

2.	To approve a grant of options to Mr. Eyal Rosner, a member of the Board.

3.	To approve and ratify the Company's purchase of a directors' and officers' insurance policy.

4.
To approve the appointment of Somekh Chaikin (a member of KPMG International) as the independent registered public accountants of the Company for the 2017 fiscal year and until the next annual general meeting of the shareholders of the Company.

If you do not indicate on the proxy card whether you are a controlling shareholder or have personal interest with respect to Proposals no. 2 or 3, your shares will not be voted for Proposals no. 2 or 3.

At the Meeting, management shall also review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2016.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, (but the shareholder did indicate that it does not have a personal interest where required), then in accordance with the recommendations of the Board. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote "for" or "against" the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

Any shareholder returning the accompanying proxy card may revoke such proxy card  at any time prior to its exercise by any of the following: (i) sending written notice to the Company of such revocation; (ii) executing and delivering to the Company a later-dated proxy card, received by the Company at the address stated above at least 24 hours prior to the Meeting; (iii) voting in person at the Meeting; or (iv) requesting the return of the proxy at the Meeting.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares as of the close of business on November 2, 2017 are entitled to notice of and to vote at the Meeting. The Company had 10,694,820 Ordinary Shares issued and outstanding as of October 15, 2017. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The Articles do not provide for cumulative voting for the election of the directors or for any other purpose.

Legal Quorum. Each Ordinary Share is entitled to one vote on each matter to be voted upon at the Meeting. Subject to the Articles, two or more shareholders present in person or by proxy and holding or representing together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned one day thereafter at the same time and place or to such other day, time and place as the Board may indicate in a notice to the shareholders. At such adjourned Meeting any number of shareholders shall constitute a quorum for the business for which the original Meeting was called.

Votes Required.

Proposals 1 and 4 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposals 2 and 3 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

"Controlling" for the purpose of the preceding paragraph means the ability to direct the acts of the Company.  Any person holding twenty-five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A "personal interest" is defined as: a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to a certain proposal where such indication is required, then the vote on the applicable item shall not be counted.

The review of the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2016 as described in Item 5 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained below in this Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company's offices during regular business hours.

The Board believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company's Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 40 of the Articles, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders' register.

Position Statements. Shareholders may send the Company position statements on an agenda item in English, no later than December 1, 2017.

By Order of the Board,

Aviv Tzidon

Chairman of the Board

October 26, 2017

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

PRINCIPAL SHAREHOLDERS; EXECUTIVE COMPENSATION

Principal Shareholders

The following table sets forth, as of October 15, 2017, to the best of the Company's knowledge, information regarding the beneficial ownership by (i) all shareholders who own beneficially more than 5% of our Ordinary Shares and (ii) by all of our directors and executive officers. Except where indicated, to the best of the Company's knowledge based on information provided by the owners or disclosed in public regulatory filings in the U.S., in accordance with the applicable law, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 10,694,820 shares outstanding as of October 15, 2017.

The shareholders' holdings reflect their voting rights. The Company's major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned[1]
Name and Address[2]	Outstanding Shares	Warrant Shares[3]	Total Shares	Percentage
Aviv Tzidon[4]	4,120,875	10,000	4,130,875	38.62%
A.O. Tzidon (1999) Ltd.[4]	347,410		347,410	3.25%
Magic Stones Gemstone Import and Marketing Ltd. [5]	4,120,875		4,120,875	38.53%
Michael Ilan Management and Investment Ltd.[5]	347,410		347,410	3.25%
Omer Bar-Yohay	999,000		999,000	9.34%
Dekel Tzidon	749,250		749,250	7.01%
Directors and Officers as a group (consisting of 9 persons)[6]	5,467,285	60,000	5,527,285	51.68%

1 Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary Shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
2 Each shareholder's address is c/o Eviation Aircraft Ltd., 1 Ha'Ofe St., Kadima-Tzoran, Israel, 6092000.
3 Options to purchase Ordinary Shares were granted to each of our non-executive directors, pursuant to our shareholders' approval on September 26, 2016.
4 Aviv Tzidon holds voting power over the 347,410 Ordinary Shares held by A.O. Tzidon (1999) Ltd.
5 Michael Ilan holds voting power over the 4,120,875 Ordinary Shares held by Magic Stones Gemstone Import and Marketing Ltd. and the 347,410 Ordinary Shares held by Michael Ilan Management and Investment Ltd.
6 Except for Messrs. Bar-Yohay and Aviv Tzidon, each of our directors and officers beneficially owns less than 1% of our outstanding shares.

Summary Compensation Table

The following table outlines the compensation granted to our most highly compensated office holders, including directors, during or with respect to the year ended December 31, 2016.

For purposes of the table and the summary below, "compensation" includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car and social benefits paid to or earned by each listed executive during the year ended December 31, 2016.

Name	Position	Salary[1]		Bonus	Value of Equity Awards	Other Compensation	Total
Omer Bar-Yohay	CEO	$229,492		-	-	-	$229,492
Liza Ohayon[2]	CFO	$12,948	[3]	-	-	-	$12,948
Orit Stav	External Director	$5,021	[3]	-	$1,325	-	$7,200
Aviad Pundak-Mintz	External Director	$4,995	[3]	-	$1,325	-	$7,169
Dan Halutz	Independent Director	$3,350	[3]	-	$1,325	-	$5,245

1 Includes managers' insurance and pension funds, payments to the National Insurance Institute, advanced education funds, vacation allowance and other customary benefits.

2 Our Chief Financial Officer (Ms. Liza Ohayon) is employed by Phinergy Ltd. and serves as our chief financial officer pursuant to an Administrative Services Agreement our Company has with Phinergy Ltd. We do not directly compensate our chief financial officer for services rendered.Our subsidiary, Eviation Tech Ltd., pays to Phinergy a monthly fee, calculated on the basis of the actual cost to Phinergy of providing the contracted-for services, including those of our Chief Financial Officer, derived as a percentage of the global costs paid to Phinergy for receiving such services for itself and our subsidiary together.

3 Not including VAT, at 17%.

At the Meeting, it is proposed that the following resolutions be adopted:

1.          APPROVAL AND ADOPTION OF THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY (THE “AMENDED ARTICLES”)

Our Audit Committee and the Board approved the Amended Articles on March 13, 2017, the form of which was attached as Exhibit 99.3 to our Report on Form 6-K dated August 23, 2017, which is incorporated herein by reference.  The Amended Articles provide, among other things, that as long as the number of directors serving on the Board is less than the maximum number of directors permitted under the Amended Articles, the Board can act to fill vacancies in the Board up to the maximum number of directors, provided that (i) each shareholder holding at least thirty percent (30%) of the issued and outstanding share capital of the Company has agreed in writing to such appointment, and (ii) such appointment has not been opposed by two or more existing directors.

At the Meeting, the Board will propose that the following resolution be adopted:

"RESOLVED, that the Amended and Restated Articles of Association of the Company are hereby approved and adopted."

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2.          APPROVAL OF A GRANT OF OPTIONS TO MR. EYAL ROSNER, A MEMBER OF THE BOARD

Following the recommendation of our Compensation Committee, the Board approved on September 27, 2017 a grant of options to purchase 37,500 Ordinary Shares of the Company (the "Options") to Mr. Eyal Rosner (the "Grantee"), a member of the Board, under the 2016 Equity Incentive Plan adopted by the Company (the "Plan"). The exercise price for each of the Options is $1.00.

The Options' grant is subject to and contingent upon: (i) compliance with all the requirements of the Capital Gain tax treatment in accordance with the provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance [New Version] 1961; and (ii) obtaining the approval of the shareholders of the Company. The grant date will be the date of approval of the shareholders of the Company.

The Options will vest in four annual installments as follows: 10,000 options on each of the first, second and third anniversaries of the grant date and 7,500 on the fourth anniversary of the grant date, such that four (4) years following the grant date, the Options shall be fully vested and exercisable, subject to the Grantee continuing to be a director of the Company through such dates. Notwithstanding the above, the vesting of the Options will accelerate so that all Ordinary Shares underlying the Options will be fully vested and exercisable immediately prior to the occurrence of a Corporate Transaction (as such term is defined in the Plan).

The terms and amount of the Options are substantially similar to the grant of options to each non-executive member of the Board approved by the shareholders of the Company on September 26, 2016.

At the Meeting, the Board will propose that the following resolution be adopted:

"RESOLVED, that the grant of options to Mr. Eyal Rosner, a member of the Board of Directors of the Company, under the terms set forth in Proposal 2 of the Proxy Statement, is hereby approved."

Vote Required

Under the Israeli Companies Law, 5759-1999 (the "Israeli Companies Law"), the approval of the above resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

3.          APPROVAL AND RATIFICATION OF LIABILITY INSURANCE FOR DIRECTORS AND OFFICERS

Under Israeli law, the insurance of directors is required to be approved by the Compensation Committee, Board of Directors and shareholders. The Company's Compensation Committee and Board have ratified and approved the Company's purchase of a liability insurance policy, with liability coverage of $7.5 million in aggregate, at an annual premium of up to $15,000 (the "Policy").

The Company's Compensation Committee and Board believe that it is in the Company's best interests to provide our directors and officers liability insurance coverage to enable us to attract and retain highly qualified directors and officers from time to time.

Shareholders are asked to ratify and approve the Policy, with liability coverage of $7.5 million in aggregate, at an annual premium of $15,000. In addition, the shareholders are asked to ratify and approve any renewal and/or extension of the Policy, and the purchase of any other directors' and officers' insurance policy upon the expiration of the Policy from the same or a different insurance company, provided that such renewal, extension or substitution is on terms substantially similar to or more favorable than those of the then effective insurance policy. The approval will apply to current directors and officers and any future directors and officers who may serve from time to time.

At the Meeting, the Board will propose that the following resolution be adopted:

"RESOLVED, that the liability insurance coverage and any renewals, extensions or substitutions, in accordance with the terms described in this Proxy Statement, for the benefit of all current and future directors and officers of the Company who may serve from time to time, be and hereby is approved."

Vote Required

Under the Israeli Companies Law, the approval of the above resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

4.          REAPPOINTMENT OF SOMEKH CHAIKIN (A MEMBER OF KPMG INTERNATIONAL) AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS OF THE COMPANY

Under the Israeli Companies Law, the shareholders of the Company are authorized to appoint the Company's independent auditors.

Following the recommendation by the Board, it is proposed that Somekh Chaikin (a member of KPMG International) be re-appointed as the independent registered public accountants of the Company for the 2017 fiscal year and the period ending at the close of the next annual general meeting. Somekh Chaikin (a member of KPMG International) has served as the Company's independent registered public accountants since 2016.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Somekh Chaikin (a member of KPMG International) during 2016:

	Year Ended December 31, 2016
	Amount	Percentage
Audit Fees (1)	$30,000	85.71%
Tax Fees (2)	$5,000	14.29%
All Other Fees (3)	$-	-%
Total	$35,000	100%

(1)
Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions
(3)	Other fees are fees for professional services other than audit or tax related fees.

At the Meeting, the Board will propose that the following resolution be adopted:

"RESOLVED, to approve and ratify the reappointment of Somekh Chaikin (a member of KPMG International) as the independent registered public accountants of the company for the 2017 fiscal year and the period ending at the close of the next annual general meeting."

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

5.          REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor's Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2016 will be presented for review. The Company's Audited Consolidated Financial Statements were filed by the Company with the U.S. Securities and Exchange Commission on Form 20-F on May 16, 2017, and appear on its website: www.sec.gov. These financial statements are not a part of this Proxy Statement. This item will not involve a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law. For a shareholder proposal to be considered for inclusion in the Meeting, we must receive the written proposal in English at our offices no later than November 2, 2017.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and other reports with, and furnishes other information to the SEC.  You may read and copy any reports, statements, or other information, we file or furnish at the SEC's Public Reference Room at 100 F Street, N.E. Washington, DC 20549, at the SEC's prescribed rates.  Please call the SEC at 800-SEC-0330 for further information on the Public Reference Room.  The address of this website is http://www.sec.gov.

The Company is incorporated in Israel and in a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in Rule 405 under the Securities Act of 1933, as amended.  As a result, it files annual reports pursuant to Section 13 of the Exchange Act on Form 20-F and furnishes reports on Form 6-K.

Pursuant to Rule 3a12-3 under the Exchange Act regarding foreign private issuers, the proxy solicitation of the Company is not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in its equity securities by their officers and directors are exempt from Section 16 of the Exchange Act.